EXHIBIT 12

Weyerhaeuser Company and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Fifty-two weeks ended
	Dec. 25, 2005	Dec. 26, 2004
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$1,796,763	$2,866,113
Add interest portion of rental expense	59,153	60,244
Deduct undistributed earnings of equity affiliates	(9,277)	(38,039)

Available earnings	$1,846,639	$2,888,318

Fixed charges:
Interest expense incurred:
Weyerhaeuser Company and subsidiaries excluding Weyerhaeuser Real Estate Company and other related subsidiaries	$676,494	$822,667
Weyerhaeuser Real Estate Company and other related subsidiaries	53,117	56,841

Subtotal	729,611	879,508
Less intercompany interest	2,678	(47)

Total interest expense incurred	732,289	879,461

Amortization of debt expense	17,814	15,269

Interest portion of rental expense	59,153	60,244

Total fixed charges	$809,256	$954,974

Ratio of earnings to fixed charges	2.28	3.02

Weyerhaeuser Company with its Weyerhaeuser Real Estate Company and Other Related Subsidiaries

Accounted for on the Equity Method, but Excluding the Undistributed Earnings of Those Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Fifty-two weeks ended
	Dec. 25, 2005	Dec. 26, 2004
Available earnings:
Earnings before interest expense, amortization of debt expense, and income taxes	$1,725,071	$2,773,714

Add interest portion of rental expense	52,849	54,873
Deduct undistributed earnings of equity affiliates	10,639	(7,880)
Deduct undistributed earnings before income taxes of Weyerhaeuser Real Estate Company and other related subsidiaries	(734,195)	(609,758)

Available earnings	$1,054,364	$2,210,949

Fixed charges:
Interest expense incurred	$676,494	$822,667
Amortization of debt expense	17,814	15,269
Interest portion of rental expense	52,849	54,873

Total fixed charges	$747,157	$892,809

Ratio of earnings to fixed charges	1.41	2.48